NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on October 23, 2017, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on October 6, 2017 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Amec Foster Wheeler plc and John Wood Group PLC became effective on October 6, 2017. Each American Depositary Shares holder of Amec Foster Wheeler plc received a cash amount equal to the net proceeds from the sale of 0.75 of a share of John Wood Group PLC Ordinary Shares for each American Depositary Shares of Amec Foster Wheeler plc. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on October 9, 2017.